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                          June 11, 2024

       Stephen Stamp
       Chief Executive Officer
       Biodexa Pharmaceuticals PLC
       1 Caspian Point
       Caspian Way
       Cardiff, CF10 4DQ, United Kingdom

                                                        Re: Biodexa
Pharmaceuticals PLC
                                                            Registration
Statement on Form F-1
                                                            Filed June 6, 2024
                                                            File No. 333-279994

       Dear Stephen Stamp:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason McCaffrey, Esq.